SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                              ====================
                                 (RULE 14D-100)
                              --------------------
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              ====================
                              HECLA MINING COMPANY
                            (Name of Subject Company)
                              --------------------
                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                              ====================
                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)
                              --------------------
                                    422704205
                      (CUSIP Number of Class of Securities)
                              --------------------
                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                           6500 N. MINERAL DRIVE #200
                         COEUR D'ALENE, IDAHO 83815-8788
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)
                              --------------------
                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

                            CALCULATION OF FILING FEE

===============================================================================
        Transaction Valuation*               Amount of Filing Fee
-------------------------------------------------------------------------------
             $28,723,219                            $5,745
===============================================================================

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THE AMOUNT ASSUMES THE EXCHANGE OF ALL OUTSTANDING SHARES OF SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK FOR SHARES OF COMMON STOCK OF

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HECLA MINING COMPANY AT THE MAXIMUM EXCHANGE RATIO OF 8.25 SHARES OF COMMON
STOCK FOR EACH SHARE OF PREFERRED STOCK. IF ALL PREFERRED STOCK IS EXCHANGED, HECLA WOULD ISSUE AN AGGREGATE OF UP TO 3,834,410 SHARES OF ITS COMMON STOCK. BASED ON THE JANUARY 15, 2004 AVERAGE OF THE REPORTED HIGH AND LOW PRICE OF HECLA SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK ON THE NEW YORK STOCK EXCHANGE, THE TRANSACTION VALUE IS $28,723,219. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934 EQUALS 1/50TH OF ONE PERCENT OF THE TRANSACTION VALUE.

[_] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[_]      GOING PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[_]      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO ("Statement") is being filed by Hecla Mining Company ("Hecla"), a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer of up to 8.25 shares of common stock, par value $0.25 per share, of Hecla ("Hecla Common Stock") in exchange for each of Hecla's 464,777 currently outstanding shares of Series B Cumulative Convertible Preferred Stock, par value $0.25 per share ("Hecla Preferred Stock") upon the terms and subject to the conditions set forth in the Offering Circular, dated January 16, 2004 (the "Offering Circular"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

         The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offering Circular under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The subject company and issuer of the securities subject to the Offer is Hecla Mining Company, a Delaware corporation.

         (b) The subject class of equity securities is the Series B Cumulative Convertible Preferred Stock of Hecla. As of the date of this Statement, there were outstanding 464,777 shares of Hecla Preferred Stock.

         (c) The Hecla Preferred Stock is listed on the New York Stock Exchange. The high and low sales price of the Hecla Preferred Stock for each quarter during the past two years is set forth in the Offering Circular under the caption "Market Prices for Common and Preferred Stock," and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The principal executive offices of the filing person, Hecla Mining Company, are located at 6500 N. Mineral Drive #200, Coeur d'Alene, Idaho 83815 and its telephone number is (208) 769-4100.

         Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are the directors and/or executive officers of Hecla:

         Phillips S.  Baker, Jr.      Director, President and Chief Executive
                                        Officer
         Arthur Brown                 Director and Chairman of the Board
         David J. Christensen         Director


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         John E.  Clute               Director
         Joe Coors, Jr.               Director
         Ted Crumley                  Director
         Charles L.  McAlpine         Director
         Jorge E.  Ordonez C.         Director
         Dr. Anthony P. Taylor        Director
         Michael Callahan             Vice President - Corporate Development
         Ronald W. Clayton            Vice President of North American
                                        Operations
         Thomas F.  Fudge, Jr.        Vice President - Operations
         Vicki J.  Veltkamp           Vice President - Investor and Public
                                        Relations
         Lewis E.  Walde              Vice President - Chief Financial Officer

         The address of each director and/or executive officer listed above is c/o Hecla Mining Company, 6500 N. Mineral Drive #200, Coeur d'Alene, Idaho 83815, and each such person's telephone number is (208) 769-4100.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections of the Offering Circular captioned "The Exchange Offer," "Description of Capital Stock" and "Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

         (b) David J. Christensen, a director of Hecla who was originally elected to the board by the holders of Hecla Preferred Stock, owns 250 shares of Hecla Preferred Stock, purchased in an open market transaction on August 14, 2003, at a purchase price of $45.46 per share.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

         The information set forth in the sections of the Offering Circular captioned "The Exchange Offer - Agreements Relating to Hecla Securities" and "Description of Capital Stock - Preferred Stock" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the section of the Offering Circular captioned "Summary Term Sheet - Why is Hecla Making the Exchange Offer?" is incorporated herein by reference.

         (b) The securities acquired pursuant to the Offer will be retired.

         (c)(1) Not applicable.

         (c)(2) Not applicable.

         (c)(3) The information set forth in the sections of the Offering Circular captioned "Summary Term Sheet - Why is Hecla Making the Exchange Offer?" , "Summary Term Sheet -


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What might Hecla do regarding preferred stock outstanding after the exchange offer?" , "Summary Term Sheet - What legal rights will I give up by tendering my preferred stock?" , "Risk Factors" and "Description of Shares of Capital Stock - Preferred Stock" is incorporated herein by reference.

         (c)(4) The information set forth in the sections of the Offering Circular captioned "Summary Term Sheet - Why is Hecla Making the Exchange Offer?" , "Summary Term Sheet - What might Hecla do regarding preferred stock outstanding after the exchange offer?" , "Summary Term Sheet - What legal rights will I give up by tendering my preferred stock?" , "Description of Shares of Capital Stock - Preferred Stock - Voting Rights" is incorporated herein by reference.

         (c)(5) Not applicable.

         (c)(6) The information set forth in the sections of the Offering Circular captioned "Summary Description of Hecla Common Stock and Hecla Preferred Stock - Preferred Stock - Listing" and "Risk Factors - Risks Relating to the Exchange Offer - The exchange offer may adversely affect the market for the preferred stock, and otherwise adversely affect holders of preferred stock remaining after the exchange offer" is incorporated herein by reference.

         (c)(7) The information set forth in the sections of the Offering Circular captioned "Summary Description of Hecla Common Stock and Hecla Preferred Stock - Preferred Stock - Listing" and "Risk Factors - Risks Relating to the Exchange Offer - The exchange offer may adversely affect the market for the preferred stock, and otherwise adversely affect holders of preferred stock remaining after the exchange offer" is incorporated herein by reference.

         (c)(8) Not applicable.

         (c)(9) The Offer will result in the acquisition of shares of Hecla Common Stock and the disposition of Hecla Preferred Stock by Hecla shareholders. The information set forth in the section of the Offering Circular captioned "Agreements Relating to Hecla Securities" is incorporated herein by reference.

         (c)(10) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds and other consideration required by Hecla to consummate the Offer in full and to pay related expenses is approximately $100,000 in cash and up to a maximum of 3,834,410 shares of Hecla Common Stock.

         Hecla expects to pay the expenses required to consummate the exchange offer with cash and cash equivalents.

         The stock portion of the consideration issuable pursuant to the Offer consists of newly issued shares of Hecla Common Stock, which will be listed on the New York Stock Exchange and will be issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

         In addition to the foregoing, the information set forth in the section of the Offering Circular captioned "The Exchange Offer - Expenses" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) As noted above in Item 4, David J. Christensen, a director of Hecla, beneficially owns 250 shares of Hecla Preferred Stock.

         (b) The information set forth in the section of the Offering Circular captioned "Agreements Relating to Hecla Securities" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the section of the Offering Circular captioned "The Exchange Offer - Solicitation" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The following financial statements and financial information are incorporated herein by reference:

         (1) The audited consolidated financial statements of Hecla set forth in Hecla's Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         (2) The unaudited condensed consolidated financial statements of Hecla set forth in Hecla's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003; and

         (3) As neither debt nor preference securities are being registered, no ratio of earnings to fixed charges is required pursuant to Item 503(d) of Regulation S-K.

         (4) The information set forth in the section of the Offering Circular captioned "Summary Historical and Pro Forma Financial Data" is incorporated herein by reference.

         Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) above can be obtained as provided in the section of the Offering Circular captioned "Where You Can Find More Information."

         (b) The information set forth in the section of the Offering Circular captioned "Summary Historical and Pro Forma Financial Data" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings.

         (1) None.

         (2) Not applicable.

         (3) Not applicable.

         (4) Not applicable.

         (5) Not applicable.

         (b) Other Material Information. None

ITEM 12. EXHIBITS.

         (a)(1) Offering Circular dated January 16, 2004.*

         (a)(2) Letter of Transmittal.*

         (a)(3) Letter to Clients.*

         (a)(4) Letter to Broker-Dealers.*

         (a)(5) Notice of Guaranteed Delivery.*

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (b) None

         (d)(1) Stock Purchase Agreement, dated as of August 7, 2001, by and between Hecla and Copper Mountain Trust as trustee for Hecla Mining Company Retirement Plan and Lucky Friday Pension Plan (incorporated herein by reference to Exhibit (d)(1) to Hecla's Schedule TO dated June 24, 2002).

         (d)(2) Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Hecla (incorporated herein by reference to Exhibit 4.1(d) to Hecla's quarterly report on Form 10-Q dated June 30, 1993).

         (d)(3) Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Preferred Stock of Hecla (incorporated herein by reference to Exhibit 4.1(e) to Hecla's quarterly report on Form 10-Q dated June 30, 1993).

         (d)(4) Rights Agreement dated as of May 10, 1996, between Hecla Mining Company and American Stock Transfer & Trust Company, which includes the form of Rights Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock of Hecla Mining Company as Exhibit A and the summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated herein by reference to Exhibit 4 to Hecla's current report on Form 8-K dated May 10,
1996).

         (d)(5) Employment agreement dated June 1, 2000, between Hecla Mining Company and Phillips S. Baker, Jr. (Hecla has substantially identical agreements with each of Messrs. Michael Callahan, Thomas F. Fudge and Lewis E. Walde and Vicki J. Veltkamp. Such substantially identical agreements are not included as separate Exhibits) (incorporated herein by reference to

Exhibit 10.2 to Hecla's quarterly report on Form 10-Q for the quarter ended September 30, 2000).

         (d)(6) 1987 Nonstatutory Stock Option Plan of the Hecla (incorporated herein by reference to Exhibit B to Hecla's Schedule 14A dated March 20, 1987).

         (d)(7) Hecla Mining Company 1995 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4(c) to Hecla's quarterly report on Form 10-Q for the quarter ended June 30, 2001).

         (d)(8) Hecla Mining Company Stock Plan for Nonemployee Directors (incorporated herein by reference to Exhibit B to Hecla's Schedule 14A dated March 27, 1995).

         (d)(9) Hecla Mining Company Retirement Plan for Employees and Supplemental Retirement and Death Benefit Plan (incorporated herein by reference to Exhibit 10.11(a) to Hecla's annual report on Form 10-K for 1985).

         (d)(10) Supplemental Excess Retirement Master Plan Documents (incorporated herein by reference to Exhibit 10.5(b) to Hecla's annual report on Form 10-K for 1994).

         (d)(11) Hecla Mining Company Nonqualified Plans Master Trust Agreement (incorporated herein by reference to Exhibit 10.5(c) to Hecla's annual report on Form 10-K for 1994).

         (d)(12) Form of Indemnification Agreement dated May 27, 1987, between Hecla Mining Company and each of its Directors and Officers (incorporated herein by reference to Exhibit 10.15 to Hecla's annual report on Form 10-K for 1987).

         (d)(13) Summary of Short-term Performance Payment Plan (incorporated herein by reference to Exhibit 10.7 to Hecla's annual report on Form 10-K for
1994).

         (d)(14) Intentionally Omitted.

         (d)(15) Hollister Development Block Letter Agreement dated June 4, 2002, between Hecla Mining Company and Great Basin Gold Ltd. (incorporated herein by reference to Exhibit (d)(16) to Hecla's Schedule TO dated June 24,
2003).

         (d)(16) Key Employee Deferred Compensation Plan (incorporated herein by reference to Appendix A to Hecla's Schedule 14A dated April 8, 2002).

         (d)(17) Exchange Agreement dated as of November 19, 2003, between Hecla Mining Company and Langley Partners, L.P.*

         (d)(18) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Cohanzick Credit Opportunities Fund Ltd.*

         (d)(19) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Ariel Fund, Ltd.*

         (d)(20) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Gabriel Capital, L.P.*

         (d)(21) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Cohanzick High Yield Partners LP.*

         (d)(22) Exchange Agreement dated as of December 1, 2003, between Hecla Mining Company and JMB Capital Partners, L.P.*

         (d)(23) Exchange Agreement dated as of December 1, 2003, between Hecla Mining Company and Lonestar Partners, L.P.*

         (d)(24) Exchange Agreement dated as of December 1, 2003, between Hecla Mining Company and JMB Capital Partners, L.P.*

         (d)(25) Exchange Agreement dated as of December 8, 2003, between Hecla Mining Company and Generic Trading of Philadelphia, LLC.*

         (d)(26) Exchange Agreement dated as of December 10, 2003, between Hecla Mining Company and Smith Barney Inc.*

         (d)(27) Exchange Agreement dated as of December 17, 2003, between Hecla Mining Company and Maxim Group.*

         (d)(28) Exchange Agreement dated as of December 30, 2003, between Hecla Mining Company and Generic Trading of Philadelphia, LLC.*


         *Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HECLA MINING COMPANY

                           /S/ PHILLIPS S. BAKER, JR.
                           ---------------------------
                             PHILLIPS S. BAKER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                January 16, 2004